AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2007.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               SECOND AMENDMENT TO


                                  FORM 10-SB/A

                     GENERAL FORM FOR REGISTRATION STATEMENT
     PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                           PROGRESSIVE TRAINING, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

           DELAWARE                                              7200
  (STATE OR JURISDICTION OF                         (PRIMARY STANDARD INDUSTRIAL
INCORPORATION OR ORGANIZATION)                       CLASSIFICATION CODE NUMBER)

                                   32-0186005
                                  (IRS EMPLOYER
                               IDENTIFICATION NO.)


                       17337 VENTURA BOULEVARD, SUITE 208
                            ENCINO, CALIFORNIA 91316
                                 (818) 784-0040
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES
                        AND PRINCIPAL PLACE OF BUSINESS)

                            L. STEPHEN ALBRIGHT, ESQ.
                              ALBRIGHT & BLUM, P.C.
                       17337 VENTURA BOULEVARD, SUITE 208
                            ENCINO, CALIFORNIA 91316
                                 (818) 789-0779
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.

  TITLE OF EACH CLASS                          NAME OF EACH EXCHANGE ON WHICH
                                               EACH CLASS IS TO BE REGISTERED

         NONE                                               NONE


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                         COMMON STOCK, PAR VALUE $0.0001
                              (TITLE OF EACH CLASS)

RESTATEMENT CHANGES:

The financial statements for the year ended May 31, 2006 have been restated to correct a certain error in the financial statements and notes thereto. The error related to the recording of consulting expense related to the issuance of 1,200,000 shares of the Company's common stock in payment of consulting services valued at $60,000.

The following financial statement line items for fiscal years 2006 were affected by the correction.

Statement of Operations
2006
                                                                             EFFECT
                                            AS REPORTED    AS ADJUSTED     OF CHANGE
                                            -----------    -----------    -----------
Revenue .................................   $   365,163    $   365,163    $         0
Cost of revenues ........................        91,087         91,087              0
Gross profit ............................       274,076        274,076              0
Non-cash compensation ...................             0         60,000         60,000
Expenses ................................       479,422        539,422         60,000
Net loss ................................   $  (206,146)   $  (266,146)       (60,000)
Basic and diluted loss per share ........   $     (0.12)   $     (0.15)   $     (0.03)

Balance Sheet
2006
                                                                             EFFECT
                                            AS REPORTED    AS ADJUSTED     OF CHANGE
                                            -----------    -----------    -----------
Total assets ............................   $    62,512    $    62,512    $         0
Deferred Total liabilities ..............       116,020        116,020              0
Common stock ............................           228            228              0
Additional paid-in capital ..............     1,263,912      1,323,912         60,000
Accumulated deficit .....................    (1,317,648)    (1,377,648)       (60,000)
Total shareholders' deficit .............   $   (53,508)   $   (53,508)   $         0

Statement of Cash Flows
2006
                                                                             EFFECT
                                            AS REPORTED    AS ADJUSTED     OF CHANGE
                                            -----------    -----------    -----------
Net loss ................................   $  (206,146)   $  (266,146)   $   (60,000)
Common stock issued for services ........             0         60,000         60,000
Net cash used by operating activities ...      (100,206)      (100,206)             0
Net cash provided by financing activities       139,133        139,133              0
Net increase in cash ....................        38,927         38,927    $         0
Cash, beginning of year .................        11,744         11,744    $         0
Cash, end of year .......................   $    50,701    $    50,701    $         0

                           PROGRESSIVE TRAINING, INC.
                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I


Item 1.     Description of Business  .......................................   4
Item 2.     Management's Discussion and Analysis or Plan of Operation  .....  10
Item 3.     Description of Property  .......................................  16
Item 4.     Securities Ownership of Certain Beneficial Owners and Management  16
Item 5.     Directors and Executive Officers, Promoters and Control Persons   16
Item 6.     Executive Compensation  ........................................  18
Item 7.     Certain Relationships and Related Transactions  ................  19
Item 8.     Description of Securities  .....................................  20

PART II

Item 1.     Market for Common Equity and Related Stockholder Matters  ....    21
Item 2.     Legal Proceedings  ...........................................    22
Item 3.     Changes in and Disagreements with Accountants  ...............    23
Item 4.     Recent Sales of Unregistered Securities  .....................    23
Item 5.     Indemnification of Directors and Officers  ...................    24

PART F/S

            Financial Statements  ........................................    25

PART III

Item 1.     Index to Exhibits  ...........................................    43
Item 2.     Description of Exhibits  .....................................    43

Signatures  ..............................................................    44

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.


SUMMARY FINANCIAL DATA

The data summarized below is not complete. It should be read in conjunction with the Company's financial statements and accompanying notes contained in this filing on page 31 and following pages.

                                                                  For the Three
                                                                   Months Ended
                                                For the Year       August 31,
                                                Ended May 31,          2007
                                                    2007           (Unaudited)
                                                -------------     -------------
INCOME STATEMENT DATA:

Net Revenue ................................    $     371,326     $      81,230

Net Loss ...................................    $    (174,185)    $     (20,240)

Net Loss per Share .........................    $       (0.09)    $       (0.01)



(a) BUSINESS DEVELOPMENT


Progressive Training, Inc. (formerly Advanced Media Training, Inc.; the "Company") was incorporated under this name in Delaware on October 31, 2006. The Company is engaged in the development, production and distribution of training and educational video products and services under the dba Advanced Knowledge and has been in operation since March 2000. From August 10, 2004 through December 11, 2006 the business of the development, production and distribution of management and general workforce training videos was conducted under the name Advanced Media Training, Inc.

In December 2006, Advanced Media Training, Inc. acquired the outstanding common stock of Dematco, Inc. ("Dematco"), a privately-held company with operations in the United Kingdom. The transaction was accounted for as a recapitalization of Dematco. The operations and business of Advanced Media Training, Inc. from June 1, 2006 to December 2006 and subsequently conducted under its new name, Progressive Training, Inc. through May 31, 2007 have been included in these financial statements, except as follows. In connection with the recapitalization, Dematco agreed to retain certain assets and liabilities amounting to approximately $200,000. These consisted of cash of approximately $23,000, a convertible debenture issued by an affiliate of Dematco to Advanced Media Training, Inc. in fiscal 2006, loans due to officers and related accrued interest. The assets and liabilities were transferred at their historical book value in December 2006 and, accordingly, recorded as a contribution to capital on the books of the Company in December 2006. The assets and liabilities of Advanced Media Training, Inc. that were not retained by Dematco were transferred at their historical book value into the newly incorporated Progressive Training, Inc.

Through February 2007, the Company was a wholly-owned subsidiary of Dematco. On March 1, 2007, Dematco agreed to transfer 1 million shares of the Company's common stock held by them in exchange for forgiveness of debt of $80,000 due to Buddy Young, the Company's President and majority shareholder. Accordingly, the Company was no longer a wholly-owned subsidiary of Dematco after March 1, 2007. However, Dematco still owns 750,000 shares. For reporting purposes, only the historical results of operations of Advanced Media Training, Inc. and Progressive Training, Inc. are included in these financial statements.




We are filing this Form 10-SB registration statement on a voluntary basis. We believe that registration with the Commission may provide us with additional alternatives when seeking financing to expand our business operations. These possible alternatives include the sale of restricted shares to raise capital, as well as the issuance of restricted stock as consideration to purchase other companies in the work force training video business and related businesses.

(b) DESCRIPTION OF BUSINESS

Progressive Training's core business is the development, production and distribution of management and general workforce training videos for use by businesses throughout the world. In addition to distributing videos produced by us, we market and distribute training videos financed and produced by other producers. The sale of third party videos currently accounts for approximately 74% of our revenues. We anticipate that this percentage will remain the same for the foreseeable future.

WORKFORCE TRAINING VIDEO PRODUCTION

Among the videos in the library we acquired from Dematco are:

THE CUBAN MISSILE CRISIS: A CASE STUDY IN DECISION MAKING AND ITS CONSEQUENCES. This video is based on the decision making process of President Kennedy and his Cabinet during the Cuban missile crisis,

OWN IT (i.e., "own" your job) and focuses on four main themes: Caring About What You Do, Going Above And Beyond, Being A Team Player, and Being Proud Of What You Do And Where You Do It.

HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR? This is an animated short that is used as a meeting opener to stimulate the thinking of the participants,

TEAMSPEAK: HOW TO ASK POSITIVE QUESTIONS. The video's basic theme is the importance of asking positive questions at team meetings. In addition to the videos listed above, in 1998 we acquired the United States distribution rights to a video entitled, WHAT IT REALLY TAKES TO BE A WORLD CLASS COMPANY. The video identifies seven attributes which are key to making organizations world class caliber. Although contractually we still retain the distribution rights, the video has not generated any significant revenue during the past two fiscal years. CHARACTER IN ACTION: THE UNITED STATES COAST GUARD ON LEADERSHIP. In this video author Donald T. Phillips ("Lincoln on Leadership") demonstrates the highest qualities of leadership, and how to apply them, using the example of the United States Coast Guard.

PIT CREW CHALLENGE: DRIVEN TO PERFORM. The video uses the example of an executive team, whose members have little or no experience with cars beyond driving them, taking the challenge of learning how to function as a NASCAR pit crew.

WORKTEAMS AND THE WIZARD OF OZ. Utilizing scenes from the classic movie, host Ken Blanchard demonstrates how workteams can reach their goals, no matter how diverse their members or how difficult the undertaking.

GENERATION WHY. Former teacher and coach on camera host Eric Chester shows organizations how to recruit, train, manage, motivate, and retain the very best of this new generation.

In most cases the cost of production for the workforce training videos range from a low of $40,000 to a high of $125,000. Among the factors that determine the cost are: (a) Script costs, (b) number of cast members, (c) location or studio photography, (d) on-camera host, (e) music & special effects, and (f) size of production crew.

Given the above mentioned range of cost, we would require a positive cash flow of at least $40,000, or be able to raise additional capital through the sale of equity or traditional borrowing sources, before we could finance and produce a new training video during fiscal 2008.

DISTRIBUTION OF VIDEOS

As a consequence of our current and very limited financial resources we are prevented from developing and producing new training videos on a regular basis. As a result, we mainly marketed and sold videos produced by third parties during the period ended May 31, 2007. We anticipate for the foreseeable future, approximately between 70 and 75% of our revenues will be generated from the sale of videos produced by others. These producers range in size from large corporations, to small independent companies. In general, we market and sell videos they have financed and produced and we receive a discount ranging from 35% to 50% of the gross sale price. It is standard practice within the training industry for distributors to market and sell videos financed and produced by third parties. We are not dependent on any one producer as a source of product for us to sell. To date, no one source of product has accounted for 10% or more of revenues, nor has any one training video accounted for a significant portion of our revenue.

In regard to videos produced by us, we have non-exclusive distribution agreements with a number of distributors to market and sell videos financed and produced by us. Under the terms of these distribution agreements, we have agreed to pay a marketing/distribution fee, ranging from 35% to 50% of gross sales to distributors that sell our video training products. In many instances, we have mutual non-exclusive distribution agreements to market/distribute their products for a similar fee. We are not dependent on any one distributor to market or sell our product. To date, no one distributor has accounted for 10% or more of revenues derived from the sale of videos produced by us. Currently, we have twenty-eight domestic distribution agreements, and twenty-seven international distribution agreements. Most of the domestic distribution agreements are with companies that both produce and distribute training videos. These agreements are reciprocal, in that under the terms of the agreements they are licensed to sell our videos and we are licensed to sell videos that were produced by them. The foreign distribution agreements, as well as domestic agreements with companies that only produce training videos provide only a license for us to sell videos produced by them. Except as mentioned above and the percentage of distribution fees paid or received, the terms and conditions are virtually the same in all of our distribution contracts.

The material terms of our various agreements with suppliers (which consist of distributors and producers) are very similar. In general, these agreements provide us with the right to sell the supplier's video training products on a non-exclusive basis. Other material terms include: (i) length of contractual period, automatic renewal for an additional one (1) year terms, subject to termination on 30 or 60 days prior written notice by either party; (ii) sales territory; (iii) confirmation of our independent contractor relationship: (iv) sales commission: and, (v) in two (2) instances we are required to meet monthly sales minimums, which if not met, permits the supplier, at his option, to terminate of the agreement. As noted above, we market and sell the training videos for a commission from 35% to 50% of the gross sale price. We are in compliance with all the terms and conditions of our agreements with suppliers.

                      WORKFORCE TRAINING INDUSTRY OVERVIEW

GENERAL

Except where specifically indicated the following industry views and analysis are based on management's interpretations and beliefs resulting from their experience in the production, sales and marketing of workforce training videos, and their attendance at industry events such as the annual American Society for Training & Development meeting where industry trends are discussed.

According to the Annual Industry Report published by Lakewood Publications in the December 2006 issue of its respected industry publication, TRAINING
MAGAZINE:

o        $55.8   billion  was  spent  for  formal   training  in  2006  by  U.S.
         organizations with 100 or more employees. This compares to $51.1 billion total industry spending in 2005.

o $15.8 billion of that $55.8 billion was spent on outside providers of products and services in 2006. This compares to $13.5 billion in 2005. These products and services include "off-the-shelf" materials (which category includes our videos and work books).

o        Training budgets increased by 7% from 2005

"Soft-Skill" training and Information Technology training represent the industry's two major distinct sources of revenue. Soft-Skill training includes management skills/development, supervisory skills, communication skills, new methods and procedures, customer relations/services, clerical/secretarial skills, personal growth, employee/labor relations, and sales. Information Technology training includes client/server systems, internet/intranet technologies, computer networks, operating systems, databases, programming languages, graphical user interfaces, object-oriented technology and information technology management.

TRAINING VIDEO PRODUCTION

As stated earlier, approximately 70 to 75% of our revenue is derived from the sale of training videos produced by other companies. Many of these videos are produced by producer/distributors that have the financial resources to produce several videos each year. These producer/distributors then enter into sub-distribution agreements with other industry distributors to market and sell these videos. Additionally, there are many independent producers who produce one or two videos a year. These independent producers then enter into distribution agreements for the marketing and sale of their videos. Such agreements are usually on a royalty basis, and may include an advance against royalties.

THE SOFT SKILL TRAINING MARKET

There are over thirty different specific soft-skill training subjects utilized by organizations to increase employee productivity and awareness. Among the top ten subjects are: new-employee orientation, leadership, sexual harassment, new-equipment orientation, performance appraisals, team-building, safety, problem-solving/decision-making, train-the-trainer, and product knowledge.

We have produced and are marketing training videos that address a number of the above mentioned soft-skill categories. These videos address such categories as leadership, team-building, and problem solving/decision-making. These three categories match the focus of the videos in our current library.

Although many organizations continue to maintain in-house training departments, outside suppliers represent a significant portion of the training budget. TRAINING MAGAZINE reported in its December 2006 issue that training delivered by outside sources represented approximately 30% of the total dollars spent on traditional training, and approximately 38% of technology based training. Management believes that the trend for organizations to increasingly outsource the training function will continue as a result of the broad range of subjects that must be part of an effective employee training program and the cost of developing and maintaining internal training courses in the rapidly changing workplace.

THE INFORMATION TECHNOLOGY MARKET

To date, we have not produced any training products for the information technology market. Nor do we anticipate doing so in the foreseeable future. However, since we do market such products produced by others, we felt it appropriate to include a discussion of this sector.

The Annual Industry Report from the December 2006 issue of TRAINING MAGAZINE revealed that of all formal training in U.S. organizations with ten or more employees, approximately 40% of that formal training is devoted to teaching computer skills. Management believes that the market for Information Technology will continues to be driven by technological change, and that the increasing demand for training information technology professionals is a result of several key factors, including:

o the proliferation of computers and networks throughout all levels of organizations;

o    the shift from mainframe systems to new client/server technologies;

o the continuous introduction and evolution of new client/server hardware and software technologies;

o    the proliferation of internet and intranet applications; and

o    corporate downsizing.

It is our belief that these  foregoing  factors have  resulted in an increase in training  requirements  for  employees  who must  perform new job  functions  or multiple job tasks that require knowledge of varied software applications, technologies, business specific information and other training topics. Furthermore, since we believe that many businesses use hardware and software products provided by a variety of vendors, their information technology professionals require training on an increasing number of products and technologies which apply across vendors, platforms and operating systems.

PRODUCTS AND SERVICES

Currently, and for at least the next twelve months, we anticipate devoting our limited resources to the development, production and distribution of workforce training videos. However, due to the significant amount of cash required to produce new training videos, ($40,000 to $125,000), we expect that most of our financial resources will be utilized for the purpose of distributing videos produced by other companies, and those videos that have already been produced by us. Additionally, as we would like to be prepared should funds become available; we anticipate allocating approximately $5,000 during fiscal 2008 for the development of a new video. These development funds would mainly be spent for the purpose of hiring of a script writer.

Accompanying each of the videos produced by us is a workbook that is designed to be given to all employees participating in the training program. These workbooks are written for us by training professionals and serve to reinforce and enhance the lasting effectiveness of the video. In addition to the workbook, we plan to offer an audiocassette that gives the trainee a general orientation to the training material and serves to reinforce the video's salient points. We believe that the trainees will significantly benefit by being able to use the audio cassette to strengthen and review their comprehension of the information covered in the video during periods when it would be impossible to view a video, such as during drive-time.

Training videos typically have a running time of 20 to 35 minutes. The price range for training videos is from a low of $295 to over $895 per video. Except for our video entitled HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR?, which is used as a short 3 minute meeting opener, the videos we acquired fall within the 25 to 35 minute running time range and are sold within the price range mentioned above. The wide variance in the pricing structure is due to such factors as quality of production, on-camera personalities, source of material, sophistication of graphics, and accompanying reference materials. To date, our strategy has been to concentrate on producing high caliber videos utilizing elements and production values that will generate sales at the higher end of the price range, where profit margins are greater.

The price differential between a corporate training video and a standard consumer video is justified by the fact that an organization will purchase a video and utilize it to train hundreds of employees over many years.

SALES AND MARKETING

As stated earlier, the Company's business is conducted under the dba Advanced Knowledge. Accordingly, all of our marketing and sales materials incorporate the Advance Knowledge name and logo. In most cases, the sale of management and general workforce training videos involve direct mail solicitation, preview request fulfillment, and telemarketing. We begin our sales effort by identifying prospective buyers and soliciting them through direct mail appeals that offer the recipient a free preview. In addition, we market and distribute our work force training videos via our web site at "advancedknowledge.com."

Preview request fulfillment represents a major part of our sales plan. It has been our experience that most professional trainers will not purchase a training video until they have previewed it in its entirety, affording them an opportunity to evaluate the video's applicability to their specific objective and to judge its effectiveness as a training tool. When requests are received, a preview copy is immediately sent to the prospective buyer. To enhance sales potential, we send preview copies in the form of video catalogues. Each video catalogue will include several titles in the same general subject area, as the prospect may be interested in acquiring other videos that deal with similar issues. Within a short period of time following the shipment of the preview copy, a telemarketing representative will call the prospective buyer to obtain their comments and to ascertain their level of interest. As a result of having to send preview copies to potential customers, the sales cycle may take as little as a week or as long as several months. We mainly utilize the following three marketing methods to sell our videos.

DIRECT MAIL

We believe one of the most cost efficient ways of generating sales is through the direct mailing of product catalogues to the purchaser of training products and materials at organizations having 100 or more employees. This is our prime target. According to Dun & Bradstreet, there are over 135,000 organizations in the United States with at least 100 people.
To reach the target buyer, we utilize mailing lists purchased from, among others, the American Society of Training and Development, and. companies that sell mailing lists, such as Hugo Dunhill Mailing Lists, Inc. Additionally, a catalogue featuring videos that cover many training topics is included with any sale or preview video sent to our customers. We anticipate spending approximately $35,000 on direct mailing during fiscal 2008. We spent approximately $7,000 for this purpose during the period ended May 31, 2007.

In addition to being cost effective, direct mail represents an accurate way of measuring sales and marketing efforts. Each response received by us is tracked through a database for the purpose of determining which list resulted in the most video sales, and to measure the effectiveness of a specific marketing campaign. In addition, by evaluating response rates, management is also in a better position to determine what level of direct mail is needed to reach sales goals, and to alter its product line in accordance with marketplace feedback.

TELEMARKETING

We manage our telemarketing efforts by utilizing part-time employee or free lance telephone representatives who focus primarily on following up leads that have been generated through direct mail solicitation. Occasionally, we will utilize the services of an outside telemarketing firm to supplement our own efforts. Before calling potential customers our telemarketers are provided with information on a customer's buying history and past needs. We anticipate spending approximately $5,000 on telemarketing during fiscal 2008. We spent $2,000 for this purpose during the year ended May 31, 2007.

COMPANY WEBSITE

Our experience during the past two years has been that increasingly corporate training managers and others responsible for the purchase of training videos are utilizing the internet to research and make their purchases. As a result, we have spent approximately $8,500 during the year ended May 31, 2007, and anticipate spending approximately $20,000 in fiscal 2008 to enhance our website's functionality by improving its overall design, and by adding additional features, such as the ability to preview videos online, broaden the website's database to include more content information on most videos, increase the website's search capabilities, and to generally make the website more user friendly.

Additionally, in an effort to increase traffic to our website, we have paid both Google and Yahoo for better placement on their search engines. We intend to continue to pay these search engines for prime placement, as our financial resources permit.

                                   COMPETITION

The workforce training industry is highly fragmented, with low barriers to entry and no single competitor accounting for a dominant market share. Among our competitors are companies such as Media Partners Corp., the LearnCom
Corporation, Coastal Training Technologies, and CRM Learning. Many of our competitors have a competitive edge, as demonstrated by the fact that these companies were able to spend significantly more money for the production, and marketing of new videos. Additionally, we compete with the internal training departments of companies and other independent education and training companies.

INTERNAL TRAINING DEPARTMENTS

We have learned that internal training departments generally provide companies with the most control over the method and content of training, enabling them to tailor the training to their specific needs. However, because internal trainers in many cases find it difficult to keep pace with new training concepts and technologies and lack the capacity to meet demand, organizations supplement their internal training resources with externally supplied training in order to meet their requirements.

INDEPENDENT TRAINING PROVIDERS

Our experience has revealed that independent training providers range in size and include publishers of texts, training manuals and newsletters, as well as providers of videos, software packages, training programs and seminars.

As a result of the need for external training products and services, many large corporations have entered the field by establishing corporate training divisions. Among the larger competitors are: Times Mirror Corporation; Sylvan Learning Systems, Inc.; Berkshire Hathaway; and Harcourt General. Additional competitors currently producing training products include Blanchard Training & Development, Career Track, American Media, Pfeiffer & Company, CRM Films, Charthouse International and Learning Works. In all cases, the companies listed above have established credibility within the training industry and, compared to us, have substantially greater name recognition and greater financial, technical, sales, marketing and managerial resources.

The workforce training market is characterized by significant price competition, and we expect to face increasing price pressures from competitors as company training managers demand more value for their training budgets. There can be no assurance that we will be able to provide products that compare favorably with workforce instructor-led training techniques, interactive training software or other video programs, or that competitive pressures will not require us to reduce our prices significantly.

COMPANY HISTORY

We were incorporated in Delaware on October 31, 2006. From the date we were incorporated until March 1, 2007, we were a wholly owned subsidiary of Dematco, Inc., formerly Advanced Media Training Inc., a Delaware corporation (hereinafter "Dematco"). On December 10, 2006, our then parent Dematco acquired all the remaining outstanding shares of Dematco Ltd., and elected a new slate of directors and appointed new corporate officers. Concurrent with the acquisition, the new management of Dematco decided to change its core business to that of its just acquired company Dematco, Ltd., and to as soon as feasible cease all business activity related to its unrelated business of producing and distributing workforce training videos. The business of Dematco, Ltd. is the dematerializing or converting of financial instruments from paper form to electronic form so as to enable such instruments to be traded in a secure manner electronically on exchanges or exchange platforms on a peer to peer basis.

On March 1, 2007, to facilitate its exit from the training business, the Company and Dematco entered into an Asset and Liability Assumption Agreement, whereby the Company acquired all of Dematco's assets and liabilities related to the production and distribution of workforce training videos in exchange for 1,750,000 shares of the Company's common stock. The assets included distribution rights to twelve workforce training videos, its distribution contracts with other producers of related videos, accounts receivable totaling approximately $9,000, the name Advanced Knowledge for use by a division of the Company, and the Advanced Knowledge website. As stated earlier, the training video business has been and currently is conducted under the dba Advanced Knowledge. The liabilities we assumed included approximately $28,500, in accounts payable, an outstanding line of credit balance of $12,000, and an outstanding credit card balance of approximately $23,500.

Additionally, on March 1, 2007 Dematco's Board of Directors approved and agreed to a debt conversion agreement between three parties, namely, (i) Dematco as the parent company, (ii) us, as the then wholly owned subsidiary of Dematco, and
(iii) our president, Buddy Young. Under the terms of the agreement, Mr. Young agreed to convert $80,000 of the $138,173 owed to him by the Company under a promissory note, to equity in exchange for Dematco's transfer of 1,000,000 shares of the Company's common stock to Mr. Young. As a result, Mr. Young became our principal shareholder, while Dematco retained 750,000 shares of our common stock. As a result of that transfer we were no longer a subsidiary of Dematco.

Since our inception, we have been engaged in the development, production and distribution of management and general workforce training videos for use by businesses throughout the world.


We currently have one full time employee who manages our marketing and sales efforts. Additionally we have two part time employees who assist with the administration functions. We mainly utilize outside services to handle our accounting and other administrative requirements, and commissioned sales personnel to handle the selling and marketing of our videos. During the next 12 months we anticipate hiring one or two additional full-time employees to assist in our sales and marketing requirements. In addition, Mr. Buddy Young, our Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors, and L. Stephen Albright, our Vice President, Secretary and a Director, each work on a part-time basis. During the year ended May 31, 2007, Mr. Young contributed non-cash compensation (representing the estimated value of services contributed to the Company of $40,560). During the three months ended August 31, 2007, Mr. Young contributed non-cash compensation (representing the estimated value of services contributed to the Company of $10,400).


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

You should read this section together with our financial statements and related notes thereto included elsewhere in this report. In addition to the historical information contained herein, this report contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are not based on historical information but relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. Certain statements contained in this Form 10-SB, including, without limitation, statements containing the words "believe," "anticipate," "estimate," "expect," "are of the opinion that" and words of similar import, constitute "forward-looking statements." You should not place any undue reliance on these forward-looking statements.

You should be aware that our results from operations could materially be effected by a number of factors, which include, but are not limited to the following: economic and business conditions specific to the management and general workforce training industry; competition and the pricing and of products offered by us and our competitors; changes in personnel training methods, i.e. a decision by companies to allocate more of their budgets to computer based training, rather than purchasing videos for training purposes; our ability to control costs and expenses, and access to capital. There may be other factors not mentioned above or included elsewhere in this report that may cause actual results to differ materially from any forward-looking information.

INTRODUCTION. As noted elsewhere in this report, the Company's principal customers are companies having 100 or more employees with an established training department. In many cases training departments are part of and supervised by the company's human resource department. In order to maintain our relationship with these customers, we must work closely with them to make sure that we are in a position to satisfy their training requirements. We strive to accomplish this by being up to date and knowledgeable about the content of the many videos currently available. This product awareness provides us the opportunity to assist the customer in quickly and accurately selecting videos that focus on subject matter that will fulfill their particular training needs.

We face competition from numerous other providers of training videos. We believe many of these competitors are larger and better capitalized than the Company. Additionally, if the Company is to grow its business by financing and producing additional training videos, it will require additional capital. To date our cash flow from operations has been minimal. Other than from operations and our line of credit, our only source of capital is an agreement with our President and majority shareholder to fund any shortfall in cash flow up to $250,000 at 8% interest through June 30, 2008. Repayment is to be made when funds are available with the balance of principal and interest due December 31, 2008. As of August 31, 2007, the Company has borrowed $10,000 from Mr. Young. We expect that the cash flow from operations, together with the available funds under the above referenced agreement with our president will be sufficient to fulfill our capital requirements through fiscal 2008.


Our efforts during the next 12 months will mainly be focused on attempting to increase revenue by (a) seeking to retain additional free lance commissioned sales representatives, (b) improve the functionality of our website by adding features such as providing customers the ability to preview videos online, and by enhancing the website's search capabilities and user interface, and (c) by allocating a greater portion of available cash flow for both the emailing and direct mailing of marketing materials such as catalogues and notices of special discounts to our customers. Although the amount spent in these areas will vary depending on our cash flow, we anticipate spending during the next 12 months approximately $20,000 on maintaining and improving our website, and approximately $35,000 for the mailing of marketing materials as outlined above. During the year ended May 31, 2007 we spent approximately $22,000 for these purposes. During the three months ended August 31, 2007 we spent approximately $2,100 for these purposes.


CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In consultation with our Board of Directors, we have identified two accounting policies that we believe are key to an understanding of our financial statements. These are important accounting policies that require management's most difficult, subjective judgments.

The first critical accounting policy relates to revenue recognition. We recognize revenue from product sales upon shipment to the customer. Rental income is recognized over the related period that the videos are rented. Based on the nature of our product, we do not accept returns. Damaged or defective product is replaced upon receipt. Such returns have been negligible since the Company's inception.

The second critical accounting policy relates to production costs. The Company periodically incurs costs to produce new management training videos and to enhance current videos. Historically, the Company has been unable to accurately forecast revenues to be earned on these videos and has, accordingly, expensed such costs as incurred.

                              RESULTS OF OPERATIONS

GENERAL


Our core business is the development, production and distribution of management and general workforce training videos for use by businesses throughout the world. As discussed under Item 1. Business Development, above, the operations of this line of business were conducted from June 1, 2006 to December 2006 under Advanced Media Training, Inc. and subsequent thereto through May 31, 2007 under Progressive Training, Inc. The results of operations consist only of the workforce training video business. The core assets and liabilities of the business have been maintained at their historical book values in these financial statements. Certain assets and liabilities of Advanced Media Training, Inc. amounting to approximately $200,000 at December 2006 were transferred to Dematco at their historical book value and, accordingly, recorded as a contribution to capital on the books of the Company in December 2006. These consisted of cash of approximately $23,000, a convertible debenture issued by an affiliate of Dematco to Advanced Media Training, Inc. in fiscal 2006, loans due to officers and related accrued interest.

In addition to distributing videos produced by us, we market and distribute training videos financed and produced by other producers, which currently account for approximately 60% of our revenues.

Workforce training industry trends have demonstrated that the amount of money allocated by companies for the training of their employees varies according to general economic conditions. In many cases in a good economy training department budgets are increased, and as a result more funds are available to purchase training videos and other employee training products. Conversely, when economic conditions are not good companies tend to cut back on the amount of funds spent on the purchase of workforce training products. We anticipate that general economic conditions will continue to have a direct effect on our revenues.


FOR THE YEARS ENDED MAY 31, 2007 AND 2006

SELECT FINANCIAL INFORMATION

Statement of Operations Data                         2007               2006
                                                                   (as restated)
                                                  ---------          ---------
Revenue ................................          $ 371,326          $ 365,163
Cost of revenues .......................          $  82,640          $  91,087
Gross profit ...........................          $ 288,686          $ 274,076
Total expenses .........................          $ 462,071          $ 539,422
Net loss after taxes ...................          $(174,185)         $(266,146)
Net loss per share .....................          $   (0.09)         $   (0.15)

Balance Sheet Data
Total assets ...........................          $  62,512          $  77,266
Total liabilities ......................          $ 116,020          $ 299,860
Stockholder's deficit ..................          $ (53,508)         $(222,594)



REVENUES

Our revenues for the year ended May 31, 2007 were $371,326. Revenues for the prior year ended May 31, 2006, were $365,163. This represents an increase of $6,163. Product sales made up approximately 74% of the total revenue. Royalties earned from the sales of our product amounted to approximately $71,675 during the year ended May 31, 2007 and $42,902 during the year ended May 31, 2006. Rental of videos were less than 1% of our sales. We expect the rentals of videos to continue to represent approximately the same percentage of revenues for the foreseeable future. Sales of videos produced by other companies accounted for approximately 74% of product sales.

COST OF REVENUES

The cost of revenues during the year ended May 31, 2007, was $82,640 as compared to $91,087 during the year ended May 31, 2006. The cost of revenues, as a percent of sales was 22% during the year ended May 31, 2007 and 25% during the year ended May 31, 2006. Although there may be occasional variances, we anticipate that the cost of goods sold (excluding production costs expensed) as a percentage of total revenues will continue to generally be approximately within the 20 to 40 percent range.


During most periods approximately 70% of our revenue is generated from the sale of training videos produced by companies with which we have distribution contracts with. The terms of these distribution contracts vary with regard to percentage of discount we receive. These discounts range from a low of 35% to a high of 50% of gross receipts. As we cannot predict which companies will produce better selling videos in any one period, we cannot predict future product mix. However, although there may be some variances, we anticipate that the cost of goods sold as a percentage of revenues derived from the sale of third party videos will generally be approximately within the 25 to 40 percent range.


EXPENSES

Selling and marketing expenses were $161,911 for the year ended May 31, 2007 as compared to $170,598 for the year ended May 31, 2006. This represents a decrease of $8,687. This decrease is the result of a decrease in our product promotion expense to $6,371 during the year ended May 31, 2007 from $24,782 during the year ended May 31, 2006. As well as a decrease in our commission expense to $68,201 during the year ended May 31, 2007 from $73,874 during the year ended May 31, 2006. These decreases were partially offset by increases in our business promotion; $43,650 and $36,030; our distribution and shipping costs; $22,026 and $14,460; and our royalty expenses; $18,729 and $14,381, during the years ended May 31, 2007 and 2006, respectively. Our selling and marketing costs are directly affected by the number of new training products we introduce into the marketplace.

General and administrative expenses for the year ended May 31, 2007 were $218,127 as compared to $321,576 for the year ended May 31, 2006. This represents a decrease of $103,449. This decrease is the result of decreased administrative staff payroll and related expenses along with the issuance of 1,200,000 shares of our common stock valued at $60,000 to two consultants in connection with the acquisition of Dematco, Ltd. This decrease was partially offset by increases in our accounting and legal fees; $71,116 and $40,102; and our insurance expenses; $7,578 and $3,125, during the years ended May 31, 2007 and 2006, respectively.


Research and development expenses were $2,124 for the year ended May 31, 2007 as compared to $50 for the year ended May 31, 2006. We anticipate that we will incur minimal research and development costs as we evaluate and develop new training video products during the next fiscal period.

Interest expense totaled $37,509 for the year ended May 31, 2007 and $47,198 for the year ended May 31, 2006. Interest expense relates to our line of credit, borrowings from shareholder and convertible note.


During December 2006, we issued 1,750,000 shares of our common stock in exchange for the assets and liabilities related to the production and distribution of workforce training videos from our former parent, Dematco, Inc. The net liabilities that remained with Dematco, Inc. totaled approximately $260,000 and accordingly, the Company recorded this amount against additional paid in capital in connection with the recapitalization.


NET LOSS


As a result of the aforementioned, our net loss was $174,185 for the year ended May 31, 2007 and $266,146 for the year ended May 31, 2006.

FOR THE THREE MONTHS ENDED AUGUST 31, 2007 AND 2006

SELECT FINANCIAL INFORMATION

Statement of Operations Data                         2007                2006
                                                  ---------           ---------
Revenue ................................          $  81,230           $  95,218
Cost of revenues .......................          $  15,357           $  15,508
Gross profit ...........................          $  65,873           $  79,710
Total expenses .........................          $  85,313           $ 122,298
Net loss after taxes ...................          $ (20,240)          $ (42,588)
Net loss per share .....................          $   (0.01)          $   (0.02)

Balance Sheet Data
Total assets ...........................          $  61,371           $  80,576
Total liabilities ......................          $ 124,719           $ 336,158
Stockholder's deficit ..................          $ (63,348)          $(255,582)


REVENUES

Our revenues for the three months ended August 31, 2007 were $81,230. Revenues for the three months ended August 31, 2006, were $95,218. This represents a decrease of $13,988. Product sales made up approximately 86% of the total revenue. Royalties earned from the sales of our product amounted to approximately $11,320 during the three months ended August 31, 2007 and $17,211 during the three months ended August 31, 2006. Rental of videos were less than 1% of our sales. We expect the rentals of videos to continue to represent approximately the same percentage of revenues for the foreseeable future. Sales of videos produced by other companies accounted for approximately 60% of product sales.

COST OF REVENUES

The cost of revenues during the three months ended August 31, 2007, was $15,357 as compared to $15,508 during the three months ended August 31, 2006. The cost of revenues, as a percent of sales was 19% during the three months ended August 31, 2007 and 16% during the three months ended August 31, 2006. Although there may be occasional variances, we anticipate that the cost of goods sold (excluding production costs expensed) as a percentage of total revenues will continue to generally be approximately within the 15 to 30 percent range.

During most periods approximately 60% of our revenue is generated from the sale of training videos produced by companies with which we have distribution contracts with. The terms of these distribution contracts vary with regard to percentage of discount we receive. These discounts range from a low of 35% to a high of 50% of gross receipts. As we cannot predict which companies will produce better selling videos in any one period, we cannot predict future product mix.

However, although there may be some variances, we anticipate that the cost of goods sold as a percentage of revenues derived from the sale of third party videos will generally be approximately within the 15 to 30 percent range.

EXPENSES

Selling and marketing expenses were $31,659 for the three months ended August 31, 2007 as compared to $42,789 for the three months ended August 31, 2006. This represents a decrease of $11,130. This decrease is the result of a decrease in our commission expense to $14,103 during the three months ended August 31, 2007 from $20,224 during the three months ended August 31, 2006. This decrease were partially offset by increases in our business promotion; $12,600 and $9,750; our distribution and shipping costs; $2,011 and $2,843; during the three months ended August 31, 2007 and 2006, respectively. Our selling and marketing costs are directly affected by the number of new training products we introduce into the marketplace.

General and administrative expenses for the three months ended August 31, 2007 were $51,537 as compared to $62,560 for the three months ended August 31, 2006. This represents a decrease of $11,023. This decrease is the result of a decrease in our professional and outside services in the amount of $25,529, to $13,716 during the three months ended August 31, 2007 from $39,245 during the three months ended August 31, 2006. We also increased our allowance for doubtful accounts during the three months ended August 31, 2007 by $7,000 due to an analysis of accounts receivable.

Research and development expenses were $1,151 for the three months ended August 31, 2007. We recorded no research and development expenses for the three months ended August 31, 2006. We anticipate that we will incur minimal research and development costs as we evaluate and develop new training video products during the next fiscal period.

Interest expense totaled $966 for the three months ended August 31, 2007 and $16,949 for the three months ended August 31, 2006. Interest expense relates to our line of credit, borrowings from shareholder and convertible note. On August 31, 2007 our total term debt outstanding was $46,378 as compared to $187,687 on August 31, 2006. This change is due to the convertible debenture being assumed by Dematco in connection with our Asset and Liability Agreement.

During December 2006, we issued 1,750,000 shares of our common stock in exchange for the assets and liabilities related to the production and distribution of workforce training videos from our former parent, Dematco, Inc. The net liabilities that remained with Dematco, Inc. totaled approximately $260,000 and accordingly, the Company recorded this amount against additional paid in capital in connection with the recapitalization.

NET LOSS

As a result of the aforementioned, our net loss was $20,240 for the three months ended August 31, 2007 and $43,338 for the three months ended August 31, 2006.


PLAN OF OPERATION

Until March 1, 2007, the Company's was a wholly owned subsidiary of Dematco, Inc. As explained above, on that date Dematco transferred to us all of its assets and liabilities related to the production and distribution of workforce training videos. See "Company History."


We will continue to devote our limited resources to marketing and distributing workforce training videos and related training materials. At this time these efforts are focused on the sale of videos produced by third parties. Approximately 60% of our revenue is derived from these sales. Additionally, we will continue to market videos produced by us, Among these are "The Cuban Missile Crisis: A Case Study In Decision Making And Its Consequences," "What It Really Takes To Be A World Class Company," "How Do You Put A Giraffe In The refrigerator?." In addition, we anticipate spending some of our resources on the production and marketing of additional training videos produced by us. The amount of funds available for these expenditures will be determined by cash flow from operations, as well as, our ability to raise capital through an equity offering or further borrowing from our President, and other traditional borrowing sources. There can be no assurance that we will be successful in these efforts.


Management expects that sales of videos and training materials, along with available funds under an agreement with its President and majority shareholder should satisfy our cash requirements through fiscal 2008. The Company's marketing expenses and the production of new training videos will be adjusted accordingly.

We currently have one full time employee who manages our marketing and sales efforts. Additionally we have two part time employees who assist with the administration functions. We mainly utilize outside services to handle our accounting and other administrative requirements, and commissioned sales personnel to handle the selling and marketing of our videos. During the next 12 months we anticipate hiring one or two additional full-time employees to assist in our sales and marketing requirements. In addition, Mr. Buddy Young, our Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors, and L. Stephen Albright, our Vice President, Secretary and a Director, each work on a part-time basis. During the three months ended August 31, 2007, Mr. Young contributed non-cash compensation (representing the estimated value of services contributed to the Company) of $10,400.


LIQUIDITY AND CAPITAL RESOURCES


Our working capital deficit was $63,348 at August 31, 2007.

Our cash flows used by operations were $27,364 for the three months ended August 31, 2007. This is the result of our net loss of $20,240 along with cash used by accounts receivable in the amount of $13,626, an increase in prepaid expenses and other assets in the amount of $4,291 and the reduction of accounts payable and accrued expenses in the amount of $6,607.

Our cash flows used by operations were $19,627 during the three months ended August 31, 2006. This is the result of a our net loss in the amount of $43,388, an increase in our accounts receivable during 2006 in the amount of $13,440 offset by the increase in accounts payable and accrued expenses in the amount of $18,230.

During the three months ended August 31, 2007 and 2006 we did not use any cash for investing activities.

Our cash flows provided by financing activities were $15,306 for the three months ended August 31, 2007. This is the result of borrowing from a shareholder in the amount of $10,500 along with borrowing on our line of credit in the amount of $878 and a bank overdraft in the amount of $3,928.

Our cash flows provided by financing activities were $5,627 for the three months ended August 31, 2006. This is the result of borrowing on our line of credit in the amount of $409 and a bank overdraft in the amount of $5,218.


We currently have no material commitments at this time to fund development of new videos or to acquire any significant capital equipment.

We are a company with a limited operating history and a history of net losses.


We had a cash balance of $0 on August 31, 2007. We have an agreement with our President and majority shareholder to fund any shortfall in cash flow up to $250,000 at 8% interest through June 30, 2008. We owed our President a total of $10,500 in principal under the agreement as of August 31, 2007. The note is collateralized by all of our right, title and interest in and to our video productions and projects, regardless of their stage of production, including all related contracts, licenses, and accounts receivable. Any unpaid principal and interest under the Note will be due and payable on December 31, 2008.

The Company has a revolving line of credit with Bank of America. This line of credit permits the Company to borrow up to $40,000. The line of credit is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest (10.48% at August 31, 2007). The line of credit does not require the Company to meet performance criteria or maintain any minimum levels of income or assets. It does require the Company to maintain insurance, maintain a modern system of accounting in accordance with generally accepted accounting principles ("GAAP") and to comply with the law. The Company is in compliance with the terms and conditions of the line of credit. The outstanding balance as of August 31, 2007, was $35,878.


If revenues from the sale of our videos do not provide sufficient funds to maintain operations, then we believe the raising of funds through further borrowings from our President or the sale of additional equity will be sufficient to satisfy our budgeted cash requirements through December 31, 2007. Additionally, we may attempt a private placement sale of our common stock. Further, our ability to pursue any business opportunity that requires us to make cash payments would also depend on the amount of funds that we can secure from these various sources. If funding is not available from any of these sources to meet our needs, we will either delay production of one or more of our planned videos or delay any business transaction requiring the payment of cash, or both.

If funding is insufficient at any time in the future, we may not be able to take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on the business, operating results and financial condition. In addition, if additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

ITEM 3. DESCRIPTION OF PROPERTY.

We lease office space from Encino Gardens LLC, an unaffiliated third party for $2,364 per month, located at 17337 Ventura Boulevard, Suite 208, Encino, California 91316. The lease terminates August 31, 2007. We anticipate that we will be able to extend the lease and that this space, consisting of a total of approximately 1,150 square feet, will be adequate for our operations through the end of our current fiscal year.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 31, 2007, regarding beneficial ownership of the Common Stock of the Company by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and other executive officers of the Company and (iv) the Company's executive officers and directors as a group. Unless otherwise indicated, the address of each stockholder listed in the table is 17337 Ventura Boulevard, Suite 208, Encino, California 91316.

                                               NUMBER OF            PERCENTAGE
NAME AND ADDRESS                             SHARES OWNED         OF CLASS OWNED
----------------                             ------------         --------------

Young Family Trust (1)                         1,000,000               45.87%
Stephen Albright (2)                             200,000                9.17%
David Leedy (3)                                   10,000                0.46%
Mel Powell (3)                                    10,000                0.46%
Dennis Spiegelman (3)                             10,000                0.46%
Howard Young (4)                                 200,000                9.17%
Dematco, Inc.(5)(6)                              750,000               34.40%

All officers and directors as a group
     (6 persons)                               1,430,000               65.60%

---------------
(1) All of the shares beneficially owned by the Young Family Trust are also beneficially owned by Buddy Young and Rebecca Young, who, as co-trustees of the Trust, share voting and investment power over the shares. Buddy Young is a director and executive officer of Progressive Training and the Chief Executive Officer of the Company.
(2) Director,  Vice President and Secretary
(3) Director
(4) Howard Young is a Vice President and the son of Mr. Buddy Young.
(5) Until March 1, 2007, we were a wholly owned subsidiary of Dematco, Inc.
(6) Dematco, Inc., Rob Stevens, President. 1 Mark Road, Hemel Hemstead, Hertfordshire, UK HP2 7BN

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the current officers and directors of Progressive
Training:

NAME                         AGE          POSITION
----                         ---          --------

Buddy Young                  72           President, Chief Executive Officer,
                                          Chief Financial Officer and Chairman
L. Stephen Albright          55           Vice President, Secretary and Director
David Leedy                  67           Director
Dennis Spiegelman            60           Director
Mel Powell                   42           Director
Howard Young                 49           Vice President

Buddy Young has served as president, chief executive officer, chief financial officer and chairman of the board of directors of Progressive Training, Inc. since its inception in December 2006. From 1999 through December 10, 2006, Mr. Young served as an officer and director of Dematco, Inc., formerly known as Advanced Media Training, Inc. From the date of our incorporation through March 1, 2007, we were a wholly owned subsidiary of Dematco. From March 1998 until July 1999, Mr. Young served as president, executive officer and a director of MGPX Ventures, Inc., now known as Contango Oil & Gas. From 1992 until July 1996, Mr. Young served as president and chief executive officer of Bexy Communications, Inc., a publicly held company, now known as Cheniere Energy, Inc. From June 1983 until December 1991, Mr. Young was president, chief executive officer and a director of Color Systems Technology, Inc., a publicly held company. Color Systems' major line of business was the use of its patented computer process for the conversion of black and white motion pictures to color. Prior to joining Color Systems, Mr. Young served from 1965 to 1975 as Director of West Coast Advertising and Publicity for United Artists Corporation, from 1975 to 1976 as Director of Worldwide Advertising and Publicity for Columbia Pictures Corp., from 1976 to 1979 as Vice President of Worldwide Advertising and Publicity for MCA/Universal Pictures, Inc., and from 1981 to 1982 as a principal in the motion picture consulting firm of Powell & Young. For over thirty-five years, Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences and has served on a number of industry-wide committees.

L. Stephen Albright has served as a vice president, director and secretary of Progressive Training, Inc. since its inception in December 2006. Mr. Albright was employed as an associate attorney with a law firm in Los Angeles, California, from June 1994 through June 2000. Mr. Albright started his own law practice in June 2000. Mr. Albright received his undergraduate degree in business administration and marketing from West Virginia University in 1975. Following a career in industrial sales, Mr. Albright entered Whittier College School of Law in 1980. Mr. Albright was admitted to practice law in the State of California in 1983. Mr. Albright's legal career has consisted primarily of transactional work, business litigation, corporate matters, employee matters and providing general legal business advice to clients. Mr. Albright also spent seven years as in-house counsel, vice president, general counsel and secretary to Color Systems Technology, Inc., a publicly-held company whose stock traded on the American Stock Exchange.

David Leedy has served as a director of Progressive Training, Inc. since its inception in December 2006. He is a certified public accountant with many years of experience in establishing and managing corporate financial controls. In 1963 he began his career at Haskins & Sells (now Deloitte & Touche). He is now retired and resides in Texas. From 1994 through the end of 1995 he was Chief Operations/Financial Officer of Reel EFX, Inc., a special effects company whose operations included manufacturing and sales, equipment rentals, and special effects for movies, TV, commercials and live performances. Mr. Leedy retired when he resigned his position at Reel EFX in 1995. In 1993 he served as a Production Accountant at Games Animations/Nickelodeon-MTV. From 1989 through 1992, he served as a consultant to a number of film producers, distributors and foreign sales agents. From 1984 through 1989, he served as Sr. Vice President and Chief Financial Officer of Color Systems Technology, Inc. From 1975 through 1979, he served as Controller of MCA/Universal Pictures. Additionally, he authored and published a book on accounting for royalties in the motion picture industry in 1980, and co-authored another in 1988.

Dennis Spiegelman has served as a director of Progressive Training, Inc. since March 1, 2007. He previously had served as a director of Advanced Media Training. For 8 years he served as vice president, sales and marketing for Cast & Crew Entertainment Services, Inc., a position he accepted in April 1998. From 1995 to April 1998, Mr. Spiegelman was the senior vice president of sales and marketing for Axium Entertainment, Inc. In 2004, he returned to Axium as Sr. VP worldwide sales, and in 2006 he formed Spiegelman Entertainment Services, Inc. Both Cast & Crew and Axium specialize in providing payroll and production accounting technology to the motion picture and television entertainment industries. During his career of more than 25 years, Mr. Spiegelman has held various other senior positions, including director of operations at Heritage Entertainment, and president and director of All American Group, Inc. While at these companies, Mr. Spiegelman was mainly responsible for the sale of feature films to foreign theatrical, video, and television markets. In addition, Mr. Spiegelman has served as executive producer of the theatrical motion picture entitled NOBODY'S PERFECT and is a past president of Financial, Administrative, and Management Executives in Entertainment, a 50-year-old networking organization for entertainment industry executives.

Mel Powell has served as a director of Progressive Training, Inc. since March 1, 2007. He previously served as a director of Advanced Media Training. Mr. Powell brings a background in law, writing, and marketing to the Company. He attended Yale College as an undergraduate (B.A. 1985), and graduated from UCLA Law School in 1988. Mr. Powell is a member of the California Bar Association, and practiced family law from 1988 through 1992 at the Los Angeles based law firm of Trope & Trope. Since 1992 Mr. Powell has been self employed through his privately held company, Breakaway Entertainment. During his time at Breakaway, he has written feature screenplays, teleplays, radio scripts for Premiere Radio Networks, and scripts for corporate training videos.

Howard Young has served as a Vice President since March 1, 2007. He previously joined Advanced Media Training as Director of Marketing in March 2000, and remained in that position until he was appointed a Vice President in May 2003. From June 1998 until March 2000, Mr. Young served as an independent marketing consultant to the Company. He started his business career at Columbia Pictures in 1983 as a motion picture sales trainee. Shortly thereafter he was promoted to salesman, and was responsible for sales and exhibitor relations in the Seattle-Portland territory. From 1985 through June 1998 Mr. Young worked for JP Advertising, a Los Angeles advertising agency. While there he served in a number of positions relating to the marketing of motion pictures. In 1992 he was named a Senior Vice President of the agency. A graduate of Redlands University, Mr.

Young is active as a graduate assistant in the Dale Carnegie Course Program. Mr. Young is the son of the Company's president and principal stockholder.

Directors are elected in accordance with our bylaws to serve until the next annual stockholders meeting and until their successors are elected and qualified or until their earlier resignation or removal. Officers are elected by the board of directors and hold office until the meeting of the board of directors following the next annual meeting of stockholders and until their successors shall have been chosen and qualified. Any officer may be removed, with or without cause, by the board of directors. Any vacancy in any office may be filled by the board of directors.

Buddy Young, our President, Chief Executive Officer, Chief Financial Officer and Chairman, and L. Stephen Albright our Vice President and Secretary, have various outside business interests that preclude them from devoting full time to the operations of the Company. We anticipate that Mr. Young will be able to devote approximately 75 percent and Mr. Albright approximately 25 percent of their respective time to our operations. Mr. Howard Young, our Vice President devotes full time to the operations of the Company.

Except that one of the Company's key employees, Howard Young, is the son of Buddy Young, there are no family relationships between any directors or executive officers and any other director or executive officer of Progressive Training, Inc.

ITEM 6. EXECUTIVE COMPENSATION

                                              ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                                   ---------------------------------------    --------------------------------------
                                                                  Other                     Securities
Name and                                                          Annual      Restricted    Underlying       LTIP       All other
Principal Position         Year       Salary         Bonus     Compensation  Stock Awards     Option       Payouts        Comp.
-----------------------    ----    -----------    ----------    ----------    ----------    ----------    ----------    ----------
Buddy Young,
CEO, CFO & Director        2004            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2005            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007            -0-           -0-           -0-           -0-           -0-           -0-           -0-

L. Stephen Albright,
Secretary & Director (1)   2004            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2005            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007            -0-           -0-           -0-           -0-           -0-           -0-           -0-


Dennis Spiegelman,
Director (2)               2004            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2005            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007            -0-           -0-           -0-           -0-           -0-           -0-           -0-


David J. Leedy,
Director (2)               2004            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2005            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007            -0-           -0-           -0-           -0-           -0-           -0-           -0-


Mel Powell
Director (2)               2004    $     7,700           -0-           -0-           -0-           -0-           -0-           -0-
                           2005    $     9,600           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007            -0-           -0-           -0-           -0-           -0-           -0-           -0-


Howard Young,
Vice President (3)         2004    $    30,300           -0-           -0-           -0-           -0-           -0-           -0-
                           2005    $    72,000           -0-           -0-           -0-           -0-           -0-           -0-
                           2006    $    72,000           -0-           -0-           -0-           -0-           -0-           -0-
                           2007    $    87,150           -0-           -0-           -0-           -0-           -0-           -0-

During the years ended May 31, 2007, 2006 and 2005, Mr. Young devoted time to the development process of our Company. Compensation expense totaling $41,600 and $40,560 has been recorded for the years ended May 31, 2007 and 2006, respectively. For the years ended May 31, 2007 and 2006, Mr. Young has waived reimbursement and has considered the total expense as additional paid-in capital.

(1) As compensation for services rendered and for serving as an officer and a director of the Company, on April 2, 2007, the Company issued 200,000 shares of common stock to Mr. Albright. The shares were valued at $0.08 per share for a total value of $16,000.

(2) As compensation for joining and serving as a director of the Company, on April 2, 2007, the Company issued 10,000 shares of common stock to each of Mr. Spiegelman, Mr. Leedy, and Mr. Powell. The shares were valued at $0.08 per share for a total value of $2,400.

(3) As compensation for serving as an officer of the Company and conducting most of the day to day operations of the Company, on April 2, 2007 we issued 200,000 shares of common stock to Mr. Young. The shares were valued at $0.08 per share for a total value of $16,000.

EMPLOYMENT AND CONSULTING AGREEMENTS

We do not have any employment or consulting agreements with any of our executive officers. Other than the compensation paid to Mr. Howard Young no other compensation has been paid or accrued to any officer or director since the incorporation of Progressive Training, Inc. in December 2006. During the year ended May 31, 2007, Mr. Buddy Young received non-cash compensation (representing the estimated value of services contributed to the Company of $40,560).

OPTION/SAR GRANTS

We have not granted any options or stock appreciation rights to any of our executive officers or employees.

AGGREGATED OPTION/SAR EXERCISES

Since we have never granted any options or stock appreciation rights to any of our executive officers or employees, none exist to be exercised.

COMPENSATION OF DIRECTORS

Other than the initial issuance of common stock as described above, directors of the Company have not and do not receive any compensation for serving on the board or for attending any meetings. Directors who are also officers of the Company receive no additional consideration for their service as a director.

During the year ended May 31, 2007, Howard Young received a total of $87,150 in compensation (see "Certain Relationships and Related Transactions"). No stock options, warrants or other rights have been issued to any of the Company's officers, directors or employees. The Company has not approved or adopted any such plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to December 11, 2006, Buddy Young, our chief executive officer, director and principal shareholder, and L. Stephen Albright, our secretary and director, served in similar capacities with our then parent company, Dematco, Inc. Mr.
Young occasionally serves as a consultant to Dematco, and Mr. Albright occasionally provides legal services for Dematco on an as requested basis.

We have an agreement with our President and majority shareholder to fund any shortfall in cash flow up to $250,000 at 8% interest through June 30, 2008. The note is secured by all our right, title and interest in and to our video productions and projects, regardless of their state of production, including all related contracts, licenses, and accounts receivable. Any unpaid principal and interest under the Note will be due and payable on December 31, 2008. As of August 31, 2007, the Company has borrowed $10,000 funds from Mr. Young.

Prior to March 1, 2007, our former parent company, Dematco, Inc. owed Mr. Young approximately $138,000 in principal and interest. However, on that date, $80,000 of that debt due Mr. Young was converted into equity when Dematco transferred 1,000,000 of its 1,750,000 shares of Progressive Training to Mr. Young, resulting in Mr. Young becoming our principal shareholder, and the Company no longer being a wholly owned subsidiary of Dematco.

Mr. Howard Young, an officer of the Company and the son of the Company's president, received fees totaling $87,150 during the year ended May 31, 2007. Mr. Young's duties include the management of our administrative, sales and marketing functions.

Since the inception of the Company, we have not had a relationship with any outside promoters. However, our officers and directors are considered promoters, as that term is defined by Rule 405 of Regulation C. As indicated in the Executive Compensation Table above, including the footnotes, we have issued stock to our officers and directors as consideration for services. Thus, these stock issuances are considered to be transactions with promoters and the information regarding these transactions is provided in the Executive Compensation Table above.

ITEM 8. DESCRIPTION OF SECURITIES

We have one class of common stock authorized for issuance, 100,000,000, shares of common stock, par value $0.0001 per share. Of the 100,000,000 shares of common stock authorized, 2,280,000 shares are issued and outstanding at May 31, 2007. We do not have any preferred stock authorized for issuance.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. To date we have not paid any dividends on our common stock, and we do not anticipate paying any dividends in the foreseeable future.

Each share of our common stock is entitled to one vote. Our stockholders have no preemptive or cumulative voting rights.

If and when this Registration Statement is declared effective, we will retain U.S. Stock Transfer Company, located at 1745 Gardena Ave, Glendale, CA 91204, to serve as the Company's stock transfer agent. Their telephone and fax numbers are respectively (818) 502-1404 and (818) 502-0674.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. Therefore, a shareholder, in all likelihood, will not be able to resell his, her or its securities should he, she or it desire to do so, if and when such shares become eligible for public resale. Further, it is unlikely that any lending institutions would accept our securities as collateral for loans unless a regular trading market in our stock develops.

Currently, we have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities. Without a market for our securities, no transactions for or with the account of customers, no bid and asked quotations, and no compensation to brokers, dealers or associated persons exist for us to disclose.

NO PUBLIC MARKET

There is currently no public market for our common stock. If and when we can meet the requirements, we will seek to have our stock quoted for trading on either the NASD's Over-The-Counter Bulletin Board system (also known as "OTCBB") or the Pink Sheets Electronic Quotation Service. There can be no assurance that we will ever be able to qualify to have our stock quoted on the OTC Bulletin Board system, the Pink Sheets Electronic Quotation System, or any stock exchange or stock market.

Both the OTCBB and the Pink Sheets Electronic Quotation Service have very minimal listing requirements imposed on companies that desire to be listed in their systems.

The  OTCBB  only  requires  that  the  company's  stock be  registered  with the
Commission and that the company be current with its Commission filing requirements. It does not have any other listing requirements. However, in order to be traded, it must also have a Form 15-211(c) on file with the National Association of Securities Dealers (also known as the "NASD") and have at least one (1) market maker in the stock, but these are not listing requirements. There are no requirements as to stock price, bid and asked quotes, number of shareholders, the number of shares held by each shareholder, or the number of shares traded.

The Pink Sheets quotation system requires that the company's stock be registered with the Securities and Exchange Commission, have at least one (1) market maker and have a Form 15-211(c) on file with the NASD. The Pink Sheets do not have any minimum requirements as to stock price, bid and asked quotes, number of shareholders, the number of shares held by each shareholder, or the number of shares traded.

RESALES UNDER RULE 144 AND OTHERWISE

There are 2,280,000 shares of our common stock issued and outstanding, of which all but 100,000 shares are held by affiliates, as that term is defined by the Securities Act of 1933, as amended, (the "Act"). These shares are defined by Rule 144 of the Act as restricted securities. No shares have been sold pursuant to Rule 144 of the Act. None of these shares may be sold except in compliance with the resale provisions of Rule 144. In general, under Rule 144, as currently in effect, affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock or the average weekly reported trading volume in the stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, 90 days after this registration statement becomes effective. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

THERE IS NO PUBLIC MARKET FOR OUR STOCK. AS A RESULT, INVESTORS MAY NOT BE ABLE TO SELL THEIR SECURITIES. Currently, there is no trading market for any of our stock. Although we contemplate developing a market for our stock in the future, there can be no assurance that a market for our stock will be created or, if such a market is created, that it will be sustained. Accordingly, purchasers of the stock may have to hold the stock indefinitely. Further, the Securities and Exchange Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock by a retail customer, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. You should consider these risks as well as the uncertainties, delays, and difficulties normally associated with any developing and expanding new business, many of which may be beyond our control.

OUR COMMON STOCK IS SUBJECT TO "PENNY STOCK" REGULATIONS, WHICH COULD MAKE IT MORE DIFFICULT FOR AN ACTIVE, LIQUID MARKET TO DEVELOP IN THE STOCK AND COULD PREVENT YOU FROM SELLING ANY SHARES YOU BUY IN THIS OFFERING. Penny stocks are equity securities that have a price of less than $5.00 and are not registered on certain national securities exchanges or quoted on the Nasdaq system. Our common stock is currently a penny stock and will probably remain a penny stock for the foreseeable future because the offering price of the common stock in this offering is substantially less than $5.00 per share and we do not qualify for an exemption from the SEC's penny stock rules. The penny stock rules regulate broker-dealer practices in connection with transactions in penny stock. These regulations could make it more difficult for an active, liquid market in our common stock to develop and could prevent you from selling shares you purchase in this offering. These rules require any broker-dealer engaging in transactions in penny stocks to first provide to its customer a series of disclosures and documents, including:

o a standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

o all compensation received by the broker-dealer in connection with the transaction;

o    current quotation prices and other relevant market data; and

o monthly account statements reflecting the fair market value of the securities.

In addition, these rules require that a broker-dealer obtain financial and other information from its customer, determine that transactions in penny stocks are suitable for the customer, and deliver a written statement to the customer setting forth the basis for that determination. These extensive requirements could cause some broker-dealers and their customers to limit their involvement in penny stock transactions or to avoid them altogether.

HOLDERS

As of May 31, 2007, we have 2,280,000 shares of common stock issued and outstanding held by eight shareholders of record. We currently have no outstanding options or warrants for the purchase of our common stock and have no securities outstanding which are convertible into common stock. We have not adopted or developed any plans to adopt any stock option, stock purchase or similar plan for our employees.

DIVIDEND POLICY

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.

ITEM 2. LEGAL PROCEEDINGS.

As of the date hereof, we are not a party to any material legal proceedings, and we are not aware of any such claims being contemplated against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On March 1, 2007, our then parent Dematco converted $80,000 of its debt to equity by transferring 1,000,000 shares of our common stock to Mr. Buddy Young in exchange for the satisfaction of a portion of the debt owed to him.
All securities sold or issued by us have been of common stock, par value $0.0001 per share, and are restricted as to transfer. We have issued shares to eight shareholders, seven of whom are affiliates of ours. None of the sales or transfers was effected by an underwriter, broker or dealer or as part of an underwriting, registration or private placement. There were no proceeds from any of the following listed transfers or sales. The sale/transfers were affected as follows:

OTHER ISSUANCE/SALE OF SHARES

                                  STEVEN KATTEN

On March 23, 2007, we issued 100,000 shares of our common stock to Mr. Katten for services rendered and to be rendered. His service consists of assisting us in the production and marketing of our videos. The shares were valued at $0.08 per share for a total value of $8,000.

                               L. STEPHEN ALBRIGHT

On April 2, 2007, we issued 200,000 shares of our common stock to Mr. Albright for services rendered and to be rendered. Mr. Albright's services consisted of the negotiation and preparation of all documents regarding Mr. Young's
transaction  with  Dematco  and  other  contract  matters,   assistance  in  the
preparation of this Form 10-SB and other business related legal matters. The shares were valued at $0.08 per share for a total value of $16,000.

                 DENNIS SPIEGELMAN, DAVID LEEDY, AND MEL POWELL

On April 2, 2007, we issued 10,000 shares of our common stock to Mr. Spiegelman, Mr. Leedy, and Mr. Powell for their services rendered and to be rendered. Their services consisted of joining our board of directors and participating in the governance of our corporation. The shares were valued at $0.08 per share for a total value of $2,400.

                                  HOWARD YOUNG

On April 2, 2007, we issued 200,000 shares of our common stock to Mr. Young for services rendered and to be rendered. Mr. Young's services consisted of becoming an officer of the Company and managing the sales operations, as well as other daily operations, of the Company. The shares were valued at $0.08 per share for a total value of $16,000.

All of these transactions were exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the exemptions provided under section 4(2) was available because:

o The transfer or issuance did not involve underwriters, underwriting discounts or commissions;

o    A restriction on transfer legend was placed on all certificates issued;

o    The distributions did not involve general solicitation or advertising; and,

o The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. Each shareholder was given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes us to indemnify any director or officer under prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceedings, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being one of our directors or officers if it is determined that the person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Progressive Training pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

                                    PART F/S

                           PROGRESSIVE TRAINING, INC.

                   TABLE OF CONTENTS FOR FINANCIAL INFORMATION


                                                                            PAGE
                                                                            ----


INDEPENDENT AUDITORS' REPORT..............................................    26

AUDITED FINANCIAL STATEMENTS OF ADVANCED MEDIA TRAINING, INC.:

Balance Sheet, May 31, 2007...............................................    27

Statements of Operations
    for the Years Ended May 31, 2007 and 2006 (as restated)...............    28

Statements of Shareholders Deficit
    for the Years Ended May 31, 2007 and 2006 (as restated)...............    29

Statements of Cash Flows
    for the Years Ended May 31, 2007 and 2006 (as restated)...............    30

Notes to Financial Statements
    for the Years Ended May 31, 2007 and 2006 (as restated)...............    31

UNAUDITED INTERIM FINANCIAL STATEMENTS OF PROGRESSIVE
    TRAINING, INC.:

Condensed Balance Sheet, August 31, 2007..................................    36

Condensed Statements of Operations
    for the Three-Months Ended August 31, 2007 and 2006...................    37

Condensed Statement of Shareholders Deficit
    for the Three-Months Ended August 31, 2007............................    38

Condensed Statements of Cash Flows
    for the Three-Months Ended August 31, 2007 and 2006...................    39

Notes to Condensed Financial Statements
    for the Three-Months Ended August 31, 2007 and 2006...................    40

                          INDEPENDENT AUDITORS' REPORT

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PROGRESSIVE TRAINING, INC.:

We have audited the accompanying balance sheet of Progressive Training, Inc. (formerly Advanced Media Training, Inc.; the "Company") as of May 31, 2007, and the related statements of operations, shareholders' deficit, and cash flows for the years ended May 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, such financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2007, and the results of its operations and its cash flows for the years ended May 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

                                 /S/ FARBER HASS HURLEY & MCEWEN LLP
                                 -----------------------------------
                                 CAMARILLO, CALIFORNIA
                                 AUGUST 24, 2007

PROGRESSIVE TRAINING, INC. (FORMERLY ADVANCED MEDIA TRAINING, INC.)

BALANCE SHEET



                                                                       May 31,
                                                                        2007
                                                                    -----------
ASSETS

Cash .......................................................        $    12,058
Accounts receivable, Net of allowance
  for doubtful accounts of $14,872 .........................             12,299

Accounts receivable, related party .........................             35,790

Property and equipment, Net of accumulated
  depreciation of $11,709 ..................................               --

Prepaid expenses and other assets ..........................              2,365
                                                                    -----------

TOTAL ASSETS ...............................................        $    62,512
                                                                    ===========


LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES:

Line of credit .............................................        $    35,000
Accounts payable and accrued expenses ......................             81,020
                                                                    -----------

Total liabilities ..........................................            116,020
                                                                    -----------


COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:

Common stock, par value - $.0001;
    200,000,000 shares authorized; 2,280,000
    shares issued and outstanding ..........................                228
Additional paid-in capital .................................          1,323,912
Accumulated deficit ........................................         (1,377,648)
                                                                    -----------
Total shareholders' deficit ................................            (53,508)
                                                                    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT ................        $    62,512
                                                                    ===========


See independent auditors' report and accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC. (FORMERLY ADVANCED MEDIA TRAINING, INC.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2007 AND 2006 (AS RESTATED)



                                                     2007              2006
                                                                   (as restated)
                                                 ------------      ------------

REVENUES ...................................     $    371,326      $    365,163

COST OF REVENUES ...........................           82,640            91,087
                                                 ------------      ------------

GROSS PROFIT ...............................          288,686           274,076
                                                 ------------      ------------

EXPENSES:
Selling and marketing ......................          161,911           170,598
General and administrative .................          218,127           261,576
Research and development ...................            2,124                50
Non-cash compensation ......................           42,400            60,000
Interest expense ...........................           37,509            47,198
                                                 ------------      ------------
Total expenses .............................          462,071           539,422
                                                 ------------      ------------

LOSS BEFORE INCOME TAXES ...................         (173,385)         (265,346)

INCOME TAXES ...............................              800               800
                                                 ------------      ------------

NET LOSS ...................................     $   (174,185)     $   (266,146)
                                                 ============      ============

BASIC AND DILUTED LOSS PER SHARE ...........     $      (0.09)     $      (0.15)
                                                 ============      ============

WEIGHTED AVERAGE SHARES OUTSTANDING ........        1,838,411         1,750,000
                                                 ============      ============


See independent auditors' report and accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC. (FORMERLY ADVANCED MEDIA TRAINING, INC.)

STATEMENTS OF SHAREHOLDERS' DEFICIT
FOR THE YEARS ENDED MAY 31, 2007 and 2006 (as restated)
-----------------------------------------------------------------------------------------------------------------
                                     COMMON STOCK           COMMON       ADDITIONAL
                              -------------------------     STOCK         PAID-IN      SHAREHOLDER
                                 SHARES        AMOUNT     SUBSCRIBED      CAPITAL       (DEFICIT)        TOTAL
                              -----------   -----------   -----------   -----------    -----------    -----------
BALANCE, MAY 31, 2005   ...     2,685,000   $     2,685   $      --     $   407,514    $ (937,317)     $ (527,118)

6:1 FORWARD STOCK SPLIT ...    13,425,000        13,425          --         (13,425)          --             --

COMMON STOCK ISSUED FOR
 ACQUISITION OF DEMATCO ...     7,664,000         7,664          --          58,800           --           66,464

COMMON STOCK SUBSCRIPTION .          --            --          50,000          --             --           50,000

CONTRIBUTED CAPITAL .......          --            --            --          41,600           --           41,600

DEBT DISCOUNT .............          --            --            --         412,606           --          412,606

NET LOSS ..................          --            --            --            --         (266,146)      (266,146)
                              -----------   -----------   -----------   -----------    -----------    -----------

BALANCE, MAY 31, 2006......    23,774,000   $    23,774   $    50,000    $  907,095    $(1,203,463)   $  (222,594)

COMMON STOCK ISSUED .......        59,524            60       (50,000)       49,940          --             --

RECAPITALIZATION OF STOCK..   (22,083,524)      (23,659)         --         283,970           --          260,311

COMMON STOCK ISSUED FOR
 SERVICES .................       530,000            53          --          42,347           --           42,400

CONTRIBUTED CAPITAL .......          --            --            --          40,560           --           40,560

NET LOSS ..................          --            --            --            --         (174,185)      (174,185)
                              -----------   -----------   -----------   -----------    -----------    -----------

BALANCE, MAY 31, 2007 .....     2,280,000   $       228   $      --     $ 1,323,912    $(1,377,648)   $   (53,508)
                              ===========   ===========   ===========   ===========    ===========    ===========

See accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC. (FORMERLY ADVANCED MEDIA TRAINING, INC.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2007 AND 2006 (AS RESTATED)

                                                           2007          2006
                                                                   (as restated)
                                                        ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ...........................................    $(174,185)    $(266,146)
Adjustments to reconcile net loss to net
     cash used by operating activities:
     Common stock issued for services ..............       42,400        60,000
     Contribution of capital for  services..........       40,560        41,600
     Provision for bad debts .......................           --        13,592
     Amortization of debt discount..................       32,909        13,276
     Depreciation ..................................           --         2,133
         Changes in operating assets and liabilities:
         Accounts receivable .......................        5,687        13,553
         Accounts receivable, related party.........      (35,790)           --
         Other assets ..............................         (250)          163
         Accounts payable and accrued expenses .....       27,006        26,148
         Deferred revenue ..........................       (5,570)       (4,525)
                                                        ---------     ---------
Net cash used by operating activities ..............      (67,233)     (100,206)
                                                        ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft .....................................       (1,289)        1,289
Cash to Dematco, Inc................................      (22,701)           --
Net borrowings (repayments) from (to) shareholder ..       16,765      (393,746)
Net borrowings (repayments) on line of credit ......       35,815       (18,410)
Proceeds from issuance of convertible note .........           --       500,000
Proceeds from common stock subscribed ..............           --        50,000
                                                        ---------     ---------
Net cash provided by financing activities ..........       28,590       139,133
                                                        ---------     ---------
NET INCREASE IN CASH ...............................      (38,643)       38,927

CASH, BEGINNING OF YEAR ............................       50,701        11,774
                                                        ---------     ---------
CASH, END OF YEAR ..................................    $  12,058      $ 50,701
                                                        =========     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest .............................    $   1,005     $  15,627
Cash paid for income taxes .........................    $     800     $     800


In September 2004, the Company issued 410,000 shares of its common stock for services valued at $82,000. In addition, the Company issued 160,000 shares of its common stock for accrued royalties totaling $32,000.

In January and March 2006, the Company issued 7,664,000 shares of its common stock for the acquisition of Dematco, Inc.


In December 2006, the Company issued 1,750,000 shares of its common stock for the Asset and Liability Assumption Agreement with Dematco, Inc. The Company recorded a capital contribution in the amount of $260,311 for certain liabilities that were retained by the Company's former parent in connection with the Asset and Liability Assumption Agreement. (See Note 2).


See independent auditors' report and accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC. (FORMERLY ADVANCED MEDIA TRAINING, INC.)

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS BACKGROUND


Progressive Training, Inc. (formerly Advanced Media Training, Inc.; the "Company") was incorporated under this name in Delaware on October 31, 2006. The Company is engaged in the development, production and distribution of training and educational video products and services and has been in operation since March 2000. From August 10, 2004 through December 11, 2006 the business of the development, production and distribution of management and general workforce training videos was conducted under the name Advanced Media Training, Inc.

RESTATEMENT OF FINANCIAL STATEMENTS

The financial statements for the year ended May 31, 2006 have been restated to correct a certain error in the financial statements and notes thereto. The error related to the recording of consulting expense related to the issuance of 1,200,000 shares of the Company's common stock in payment of consulting services valued at $60,000.

The following financial statement line items for fiscal years 2006 were affected by the correction.

Statement of Operations
2006
                                                                             EFFECT
                                            AS REPORTED    AS ADJUSTED     OF CHANGE
                                            -----------    -----------    -----------
Revenue .................................   $   365,163    $   365,163    $         0
Cost of revenues ........................        91,087         91,087              0
Gross profit ............................       274,076        274,076              0
Non-cash compensation ...................             0         60,000         60,000
Expenses ................................       479,422        539,422         60,000
Net loss ................................   $  (206,146)   $  (266,146)   $   (60,000)
Basic and diluted loss per share ........   $     (0.12)   $     (0.15)   $     (0.03)

Balance Sheet
2006
                                                                             EFFECT
                                            AS REPORTED    AS ADJUSTED     OF CHANGE
                                            -----------    -----------    -----------
Total assets ............................   $    62,512    $    62,512    $         0
Deferred Total liabilities ..............       116,020        116,020              0
Common stock ............................           228            228              0
Additional paid-in capital ..............     1,263,912      1,323,912         60,000
Accumulated deficit .....................    (1,317,648)    (1,377,648)       (60,000)
Total shareholders' deficit .............   $   (53,508)   $   (53,508)   $         0

Statement of Cash Flows
2006
                                                                             EFFECT
                                            AS REPORTED    AS ADJUSTED     OF CHANGE
                                            -----------    -----------    -----------
Net loss ................................   $  (206,146)   $  (266,146)   $   (60,000)
Common stock issued for services ........             0         60,000         60,000
Net cash used by operating activities ...      (100,206)      (100,206)             0
Net cash provided by financing activities       139,133        139,133              0
Net increase in cash ....................        38,927         38,927    $         0
Cash, beginning of year .................        11,744         11,744    $         0
Cash, end of year .......................   $    50,701    $    50,701

PRESENTATION

In December 2006, Advanced Media Training, Inc. acquired the outstanding common stock of Dematco, Inc. ("Dematco"), a privately-held company with operations in the United Kingdom. The transaction was accounted for as a recapitalization of Dematco. The operations and business of Advanced Media Training, Inc. from June 1, 2006 to December 2006 and subsequently conducted under its new name, Progressive Training, Inc. through May 31, 2007 have been included in these financial statements, except as follows. In connection with the recapitalization, Dematco agreed to retain certain assets and liabilities amounting to approximately $260,000. These consisted of cash of approximately $23,000, a convertible debenture issued by an affiliate of Dematco to Advanced Media Training, Inc. in fiscal 2006, loans due to officers and related accrued interest. The assets and liabilities were transferred at their historical book value in December 2006 and, accordingly, recorded as a contribution to capital on the books of the Company in December 2006. The assets and liabilities of Advanced Media Training, Inc. that were not retained by Dematco were transferred at their historical book value into the newly incorporated Progressive Training, Inc.

Through February 2007, the Company was a wholly-owned subsidiary of Dematco.. On March 1, 2007, Dematco agreed to transfer 1 million shares of the Company's common stock held by them in exchange for forgiveness of debt of $80,000 due to Buddy Young, the Company's President and majority shareholder. Accordingly, the Company was no longer a wholly-owned subsidiary of Dematco after March 1, 2007. However, Dematco still owns 750,000 shares. For reporting purposes, only the historical results of operations of Advanced Media Training, Inc. and Progressive Training, Inc. are included in these financial statements.


UNCLASSIFIED BALANCE SHEET

In accordance with the provisions of AICPA Statement of Position 00-2, "ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS," the Company has elected to present an unclassified balance sheet.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company normally does not require collateral to support its accounts receivable. As of May 31, 2007, two customers accounted for approximately 20% of gross accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of all financial instruments potentially subject to valuation risk (principally consisting of accounts receivable, accrued expenses and note payable) approximates fair value due to the short term maturities of such instruments.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company normally does not require advance payments on orders of products.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, age of account balance, etc).

PRODUCTION COSTS

The Company periodically incurs costs to produce new management training videos and enhance current videos. Historically, the Company has been unable to accurately forecast revenues to be earned on these videos and has, accordingly, expensed such costs as incurred. The Company expensed no production costs for the year ended May 31, 2007.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years. Property and equipment consists of a telephone system and office equipment costing $11,709 which is fully depreciated at May 31, 2007.

LONG-LIVED ASSETS

Statement  of  Financial  Accounting  Standards  No.  121,  "Accounting  For The
Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed of", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company did not record any impairment loss in the year ended May 31, 2007.

REVENUE RECOGNITION

Sales are recognized upon shipment of videos and training manuals to the customer. Royalty income is earned from third-party sellers of our videos. Royalty income averages 30% of the sales price and is recorded upon receipt. Total royalty income amounted to $71,675 and $42,902 for the years ended May 31, 2007 and 2006, respectively. Rental income is recognized over the related period that the videos are rented. Total rental income amounted to $2,324 and $2,250 for the years ended May 31, 2007 and 2006, respectively. The Company's products may not be returned by the customer. Accordingly, the Company has made no provision for returns.

SIGNIFICANT CUSTOMERS

During the years ended May 31, 2007 and 2006, the Company did not have one customer that accounted for 10% or more of the Company's net sales. Foreign sales (primarily royalty income from Canada) amounted to $71,675 and $12,523 for the years ended May 31, 2007 and 2006, respectively.

ADVERTISING EXPENSE

The Company expensed advertising costs amounting to $25 and $216 for the years ended May 31, 2007 and 2006, respectively. The Company does not conduct direct response advertising.

CONTRIBUTION OF SERVICES

The Company's President and majority shareholder does not receive compensation for his services. A total of $40,560 and $41,600 was determined by management to be a fair value of his services to the Company and has been recorded as a contribution of capital for the years ended May 31, 2007 and 2006, respectively.

RESEARCH AND DEVELOPMENT

Company-sponsored research and development costs related to both present and future products are expensed currently as a separate line item in the accompanying statements of operations.


DISTRIBUTION AND SHIPPING COSTS

The Company's policy is to classify distribution and shipping costs as part of selling and marketing expenses on the statement of operations. The Company incurred distribution and shipping costs in the amounts of $22,026 and $14,460 for the years ended May 31, 2007 and 2006, respectively.

INCOME TAXES

The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities. The provision for income taxes for the years ended May 31, 2007 and 2006 represents the California corporate minimum franchise tax.

VALUE OF STOCK ISSUED FOR SERVICES

The Company periodically issues shares of its common stock in exchange for, or in settlement of, services. The Company's management values the shares issued in such transactions at either the then market price of the Company's common stock, as determined by the Board of Directors and after taking into consideration factors such as volume of shares issued or trading restrictions, or the value of the services rendered, whichever is more readily determinable.

NET LOSS PER SHARE

Basic and diluted net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the applicable fiscal periods. At May 31, 2007, the Company had no potentially dilutive shares. At May 31, 2006, the Company had outstanding debt that was convertible into 833,000 shares of the Company's common stock.

RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 also includes an amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which applies to all entities with available-for-sale and trading securities. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is assessing the impact of SFAS No. 159 and has not determined whether it will have a material impact on its results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements, and does not require any new fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement is effective for the fiscal years beginning after November 15, 2007. The Company is assessing SFAS No. 157 and has not determined the impact the adoption of SFAS No. 157 will have on its results of operations or financial position.

2. ASSET AND LIABILITY ASSUMPTION AGREEMENT


On December 11, 2006, the Company issued 1,750,000 shares of its common stock in exchange for the assets and liabilities related to the production and distribution of workforce training videos from its former parent, Dematco, Inc. The net liabilities that remained with Dematco totaled approximately $260,000 and accordingly, the Company recorded this amount against additional paid in capital in connection with the recapitalization.


3. ACCOUNTS RECEIVABLE, RELATED PARTY
During the year ended May 31, 2007, the Company made payments to vendors, consultants and professional on behalf of and in payment of services rendered to Dematco, Inc. that totaled $35,790.

4. LINE OF CREDIT

The Company has a revolving line of credit with a bank which permits borrowings up to $40,000. The line is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest (8.25% at May 31, 2007).

5. STOCKHOLDERS' DEFICIT

COMMON STOCK ISSUED FOR ASSET AND LIABILITY ASSUMPTION AGREEMENT

During  December  2006,  the  Board  of  Directors   issued   1,750,000   shares
(unrestricted) of the Company's common stock to it former parent, Dematco, Inc. in accordance with the Asset and Liability Assumption Agreement (See Note 2).

During March 2007, the Company issued 100,000 shares of its common stock to Mr. Steve Katten for services rendered relating to the marketing and production of the Company's videos. The shares were valued at $0.08 per share for a total value of $8,000.

During April 2007, the Company issued 200,000 shares of its common stock to Mr. Stephen Albright for legal services rendered. The shares were valued at $0.08 per share for a total value of $16,000.

During April 2007, the Company issued 30,000 shares of its common stock to the members of the Board of Directors for their services rendered. The shares were valued at $0.08 per share for a total value of $2,400.

During April 2007, the Company issued 200,000 shares of its common stock to Mr. Howard Young for services rendered relating to the management of the Company's sales operations, as well as other daily operations, of the Company. The shares were valued at $0.08 per share for a total value of $16,000.

6. INCOME TAXES


The Company has net operating loss carryforwards totaling approximately $132,000 at May 31, 2007 for Federal income tax purposes available to offset future taxable income through 2027. Deferred tax assets consist substantially of the net operating loss carryforward. The Company has made a 100% valuation allowance against the deferred tax asset. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.


7. COMMITMENTS AND CONTINGENCIES

The Company has agreements with companies to pay a royalty on sales of certain videos (co produced with these companies). The royalty is based on a specified formula, which averages approximately 35% of net amounts collected.

The Company leases its operating facility for $2,364 per month in Encino, California under an operating lease which expires August 31, 2007. Rent expense was $28,161 and $25,025 for the years ended May 31, 2007 and 2006 respectively.

8. LEGAL

The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

9. RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with Howard Young, the son of Buddy Young (the Company's Chief Executive Officer) which provides a monthly fee of $8,400 for administrative and sales consultation. The fee is allocated equally between General and Administrative and Selling and Marketing expense in the Statement of Operations for the year ended May 31, 2007. Total expense was $87,150 and $72,000 for the years ended May 31, 2007 and 2006, respectively.

PROGRESSIVE TRAINING, INC. (formerly Advanced Media Training, Inc.)

BALANCE SHEET
-------------------------------------------------------------------------------
                                                                     August 31,
                                                                        2007
                                                                    (Unaudited)
                                                                    -----------
ASSETS

Accounts receivable, Net of allowance
  for doubtful accounts of $21,872 .........................        $    18,925

Accounts receivable, related party .........................             35,790

Property and equipment, Net of accumulated
  depreciation of $11,709 ..................................               --

Prepaid expenses and other assets ..........................              6,656
                                                                    -----------

TOTAL ASSETS ...............................................        $    61,371
                                                                    ===========

LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES:
Bank overdraft .............................................        $     3,928
Line of credit .............................................             35,878
Accounts payable and accrued expenses ......................             74,238
Accrued interest due to shareholder ........................                175
Note payable due to shareholder ............................             10,500
                                                                    -----------

Total liabilities ..........................................            124,719
                                                                    -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Common stock, par value - $.0001;
    200,000,000 shares authorized; 2,280,000
    shares issued and outstanding ..........................                228
Additional paid-in capital .................................          1,334,312
Accumulated deficit ........................................         (1,397,888)
                                                                    -----------
Total shareholders' deficit ................................            (63,348)
                                                                    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT ................        $    61,371
                                                                    ===========

See accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC. (formerly Advanced Media Training, Inc.)

STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED AUGUST 31, 2007 AND 2006 (UNAUDITED)
--------------------------------------------------------------------------------
                                                     2007              2006
                                                 ------------      ------------

REVENUES ...................................     $     81,230      $     95,218

COST OF REVENUES ...........................           15,357            15,508
                                                 ------------      ------------

GROSS PROFIT ...............................           65,873            79,710
                                                 ------------      ------------

EXPENSES:
Selling and marketing ......................           31,659            42,789
General and administrative .................           51,537            62,560
Research and development ...................            1,151                --
Interest expense ...........................              966            16,949
                                                 ------------      ------------
Total expenses .............................           85,313           122,298
                                                 ------------      ------------

LOSS BEFORE INCOME TAXES ...................          (19,440)         (42,588)

INCOME TAXES ...............................              800               800
                                                 ------------      ------------

NET LOSS ...................................     $    (20,240)     $   (43,388)
                                                 ============      ============

BASIC AND DILUTED LOSS PER SHARE ...........     $      (0.01)     $      (0.02)
                                                 ============      ============

WEIGHTED AVERAGE SHARES OUTSTANDING ........        2,280,000         1,750,000
                                                 ============      ============

See accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC. (formerly Advanced Media Training, Inc.)

STATEMENTS OF SHAREHOLDERS' DEFICIT
FOR THE THREE MONTHS ENDED AUGUST 31, 2007 (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------
                                     COMMON STOCK           COMMON       ADDITIONAL
                              -------------------------     STOCK         PAID-IN      SHAREHOLDER
                                 SHARES        AMOUNT     SUBSCRIBED      CAPITAL       (DEFICIT)        TOTAL
                              -----------   -----------   -----------   -----------    -----------    -----------
BALANCE, MAY 31, 2007   ...     2,280,000   $       228   $      --     $ 1,323,912    $(1,377,648)   $   (53,508)

CONTRIBUTED CAPITAL .......          --            --            --          10,400           --           10,400

NET LOSS ..................          --            --            --            --          (20,240)       (20,240)
                              -----------   -----------   -----------   -----------    -----------    -----------

BALANCE, MAY 31, 2007 .....     2,280,000   $       228   $      --     $ 1,334,312    $(1,397,888)   $   (63,348)
                              ===========   ===========   ===========   ===========    ===========    ===========

See accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC. (formerly Advanced Media Training, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED AUGUST 31, 2007 AND 2006 (UNAUDITED)
-------------------------------------------------------------------------------
                                                           2007          2006
                                                        ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ...........................................    $ (20,240)    $ (43,388)
Adjustments to reconcile net loss to net
     cash used by operating activities:
     Contribution of capital for  services..........       10,400        10,400
     Amortization of debt discount..................           --        15,293
     Allowance for doubtful accounts................        7,000            --
        Changes in operating assets and liabilities:
         Accounts receivable .......................      (13,626)      (13,440)
         Other assets ..............................       (4,291)       (3,870)
         Accounts payable and accrued expenses .....       (6,607)       18,230
         Deferred revenue ..........................           --       (2,852)
                                                        ---------     ---------
Net cash used by operating activities ..............      (27,364)     (19,627)
                                                        ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft .....................................        3,928         5,218
Net borrowings (repayments) from (to) shareholder ..       10,500            --
Net borrowings (repayments) on line of credit ......          878          (409)
                                                        ---------     ---------
Net cash provided by financing activities ..........       15,306         5,627
                                                        ---------     ---------
NET INCREASE IN CASH ...............................      (12,058)      (14,000)

CASH, BEGINNING OF YEAR ............................       12,058        50,701
                                                        ---------     ---------
CASH, END OF YEAR ..................................    $      --      $ 36,701
                                                        =========     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest .............................    $     791     $     594
Cash paid for income taxes .........................    $      --     $     800

In September 2004, the Company issued 410,000 shares of its common stock for services valued at $82,000. In addition, the Company issued 160,000 shares of its common stock for accrued royalties totaling $32,000.

In January and March 2006, the Company issued 7,664,000 shares of its common stock for the acquisition of Dematco, Inc.

In December 2006, the Company issued 1,750,000 shares of its common stock for the Asset and Liability Assumption Agreement with Dematco, Inc. The Company recorded a capital contribution in the amount of $260,311 for certain liabilities that were retained by the Company's former parent in connection with the Asset and Liability Assumption Agreement (See Note 3).

See accompanying notes to financial statements

PROGRESSIVE TRAINING, INC. (FORMERLY ADVANCED MEDIA TRAINING, INC.)

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS BACKGROUND

Progressive Training, Inc. (formerly Advanced Media Training, Inc.; the "Company") was incorporated under this name in Delaware on October 31, 2006. The Company is engaged in the development, production and distribution of training and educational video products and services and has been in operation since March 2000. From August 10, 2004 through December 11, 2006 the business of the development, production and distribution of management and general workforce training videos was conducted under the name Advanced Media Training, Inc.

2. INTERIM CONDENSED FINANCIAL STATEMENTS

FISCAL PERIODS

The Company's fiscal year-end is May 31. References to a fiscal year refer to the calendar year in which such fiscal year ends.

PREPARATION OF INTERIM CONDENSED FINANCIAL STATEMENTS

These interim condensed financial statements for the three months ended August 31, 2007 and 2006 have been prepared by the Company's management, without audit, in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). In the opinion of management, these interim condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments, unless otherwise noted) necessary to present fairly the Company's financial position, results of operations and cash flows for the fiscal periods presented. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted in these interim financial statements pursuant to the SEC's rules and regulations, although the Company's management believes that the disclosures are adequate to make the information presented not misleading. The financial position, results of operations and cash flows for the interim periods disclosed herein are not necessarily indicative of future financial results. These interim condensed consolidated financial statements should be read in conjunction with the annual financial statements and the notes thereto included in the Company's most recent Annual Report on Form 10-KSB (as amended) for the fiscal year ended May 31, 2007.

PRESENTATION

In December 2006, Advanced Media Training, Inc. acquired the outstanding common stock of Dematco, Inc. ("Dematco"), a privately-held company with operations in the United Kingdom. The transaction was accounted for as a recapitalization of Dematco. The operations and business of Advanced Media Training, Inc. from June 1, 2006 to December 2006 and subsequently conducted under its new name, Progressive Training, Inc. through May 31, 2007 have been included in these financial statements, except as follows. In connection with the recapitalization, Dematco agreed to retain certain assets and liabilities amounting to approximately $200,000. These consisted of cash of approximately $23,000, a convertible debenture issued by an affiliate of Dematco to Advanced Media Training, Inc. in fiscal 2006, loans due to officers and related accrued interest. The assets and liabilities were transferred at their historical book value in December 2006 and, accordingly, recorded as a contribution to capital on the books of the Company in December 2006. The assets and liabilities of Advanced Media Training, Inc. that were not retained by Dematco were transferred at their historical book value into the newly incorporated Progressive Training, Inc.

Through February 2007, the Company was a wholly-owned subsidiary of Dematco.. On March 1, 2007, Dematco agreed to transfer 1 million shares of the Company's common stock held by them in exchange for forgiveness of debt of $80,000 due to Buddy Young, the Company's President and majority shareholder. Accordingly, the Company was no longer a wholly-owned subsidiary of Dematco after March 1, 2007. However, Dematco still owns 750,000 shares. For reporting purposes, only the historical results of operations of Advanced Media Training, Inc. and Progressive Training, Inc. are included in these financial statements.

UNCLASSIFIED BALANCE SHEET

In accordance with the provisions of AICPA Statement of Position 00-2, "ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS," the Company has elected to present an unclassified balance sheet.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

RECLASSIFICATIONS

Certain amounts in the financial statements for the comparative prior fiscal periods have been reclassified to be consistent with the current fiscal period's presentation.

PRODUCTION COSTS

The Company periodically incurs costs to produce new management training videos and enhance current videos. Historically, the Company has been unable to accurately forecast revenues to be earned on these videos and has, accordingly, expensed such costs as incurred. The Company expensed no production costs for the three months ended August 31, 2007.

DISTRIBUTION AND SHIPPING COSTS

The Company's policy is to classify distribution and shipping costs as part of selling and marketing expenses on the statement of operations. The Company incurred distribution and shipping costs in the amounts of $2,011 and $2,843 for the three months ended August 31, 2007 and 2006, respectively.

SIGNIFICANT CUSTOMERS

During the three months ended August 31, 2007 the Company had one customer that accounted for 12% of the Company's net sales. Two customers exceeded 10% of sales during the three months ended August 31, 2006, (12% and 11%). Foreign sales (primarily royalty income from Canada) amounted to $11,320 and $17,211 for the three ended August 31, 2007 and 2006, respectively.

NET LOSS PER SHARE

Basic and diluted net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the applicable fiscal periods. At August 31, 2007, the Company had no potentially dilutive shares.

3. ASSET AND LIABILITY ASSUMPTION AGREEMENT

On December 11, 2006, the Company issued 1,750,000 shares of its common stock in exchange for the assets and liabilities related to the production and distribution of workforce training videos from its former parent, Dematco, Inc. The net liabilities that remained with Dematco totaled approximately $260,000 and accordingly, the Company recorded this amount against additional paid in capital in connection with the recapitalization.

4. NOTE PAYABLE TO SHAREHOLDER

The Company has an agreement with its President and majority shareholder to borrow up to $250,000 with interest at 8.0%. Repayment shall be made when funds are available and the balance of principal and accrued interest is due June 30, 2008.

5. LINE OF CREDIT

The Company has a revolving line of credit with a bank which permits borrowings up to $40,000. The line is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest (10.48% at August 31, 2007).

6. INCOME TAXES

The Company has net operating loss carryforwards totaling approximately $142,000 at August 31, 2007 for Federal income tax purposes available to offset future taxable income through 2027. Deferred tax assets consist substantially of the net operating loss carryforward. The Company has made a 100% valuation allowance against the deferred tax asset. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

7. COMMITMENTS AND CONTINGENCIES

The Company has agreements with companies to pay a royalty on sales of certain videos (co produced with these companies). The royalty is based on a specified formula, which averages approximately 35% of net amounts collected.

The Company leases its operating facility for $2,364 per month in Encino, California under an operating lease which expires August 31, 2007. Rent expense was $7,228 and $4,590 for the three months ended August 31, 2007 and 2006 respectively.

8. LEGAL

The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

9. RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with Howard Young, the son of Buddy Young (the Company's Chief Executive Officer) which provides a monthly fee of $8,400 for administrative and sales consultation. The fee is allocated equally between General and Administrative and Selling and Marketing expense in the Statement of Operations for the three months ended August 31, 2007. Total expense was $25,200 and $19,250 for the three months ended August 31, 2007 and 2006, respectively.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

The following exhibits are filed or incorporated by reference as part of this Registration Statement.

(3)  ARTICLES OF INCORPORATION AND BYLAWS


     3.1  Certificate of Incorporation of the registrant dated October 31, 2006,
          and  filed  with  the  Delaware   Secretary  of  State,   Division  of
          Corporations on October 31, 2006(1)

     3.2  Bylaws of the registrant, adopted October 31, 2006(1)

(4)  INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

     4.1  Form of Certificate of Common Stock of Progressive Training, Inc.(1)

(5)  OPINION ON LEGALITY

     5.1  Opinion  of  L.  Stephen  Albright   regarding  the  legality  of  the
          securities being registered(1)

(10) MATERIAL CONTRACTS

     10.1 Secured Promissory Note of the Registrant, dated April 2, 2007, in favor of Buddy Young(1)

     10.2 Security Agreement, dated April 2, 2007, between Registrant and Buddy Young, as secured party(1)

     10.3 Lease between Registrant, as lessee, and Encino Gardens, LLC, as lessor, for office space at 17337 Ventura Boulevard, Suite 208, Encino, California, the location of Registrant's principal executive offices(1)

(21) SUBSIDIARIES OF THE REGISTRANT

     NONE

(23) CONSENTS OF EXPERTS AND COUNSEL

     23.1 Consent of Farber Hass Hurley & McEwen LLP

     23.2 Consent of L. Stephen Albright (included in Exhibit 5.1)(1)

(99) ADDITIONAL EXHIBITS

     99.1 Cover page to December 2006 issue of Training Magazine together with page 20 through 32 inclusive, containing the Industry Report for Corporation Training(2)

----------
(1) Incorporated by reference to our Registration Statement on Form 10-SB (File No. 000-52684) filed with the Commission on June 13, 2007.
(2) Incorporated by reference to our Registration Statement on Form 10-SB Amendment No. 1 (File No. 000-52684) filed with the Commission on October 9, 2007.


ITEM 2. DESCRIPTION OF EXHIBITS. N/A

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                           PROGRESSIVE TRAINING, INC.


   Dated: December 11, 2007                By:      /S/ BUDDY YOUNG
                                                -------------------------------
                                                BUDDY YOUNG, CEO & CFO

                                  EXHIBIT INDEX

The following exhibits are filed or incorporated by reference as part of this Registration Statement.

(3)  ARTICLES OF INCORPORATION AND BYLAWS


     3.1  Certificate of Incorporation of the registrant dated October 31, 2006,
          and  filed  with  the  Delaware   Secretary  of  State,   Division  of
          Corporations on October 31, 2006(1)

     3.2  Bylaws of the registrant, adopted October 31, 2006(1)

(4)  INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

     4.1  Form of Certificate of Common Stock of Progressive Training, Inc.(1)

(5)  OPINION ON LEGALITY

     5.1  Opinion  of  L.  Stephen  Albright   regarding  the  legality  of  the
          securities being registered(1)

(10) MATERIAL CONTRACTS

     10.1 Secured Promissory Note of the Registrant, dated April 2, 2007, in favor of Buddy Young(1)

     10.2 Security Agreement, dated April 2, 2007, between Registrant and Buddy Young, as secured party(1)

     10.3 Lease between Registrant, as lessee, and Encino Gardens, LLC, as lessor, for office space at 17337 Ventura Boulevard, Suite 208, Encino, California, the location of Registrant's principal executive offices(1)

(21) SUBSIDIARIES OF THE REGISTRANT

     NONE

(23) CONSENTS OF EXPERTS AND COUNSEL

     23.1 Consent of Farber Hass Hurley & McEwen LLP

     23.2 Consent of L. Stephen Albright (included in Exhibit 5.1)(1)

(99) ADDITIONAL EXHIBITS

     99.1 Cover page to December 2006 issue of Training Magazine together with page 20 through 32 inclusive, containing the Industry Report for Corporation Training(2)

----------
(1) Incorporated by reference to our Registration Statement on Form 10-SB (File No. 000-52684) filed with the Commission on June 13, 2007.
(2) Incorporated by reference to our Registration Statement on Form 10-SB Amendment No. 1 (File No. 000-52684) filed with the Commission on October 9, 2007.